LEADING INDEPENDENT PROXY ADVISORY FIRMS
RECOMMEND GALIANO GOLD'S SHAREHOLDERS VOTE FOR
ALL PROPOSED RESOLUTIONS

Vancouver, British Columbia, June 2, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce that both Institutional Shareholder Services Inc. ("ISS") and Glass Lewis and Co., LLC ("Glass Lewis") have recommended that Galiano's shareholders vote FOR all of the proposed resolutions that will considered at the Company's Annual General and Special Meeting of Shareholders (the "Meeting"), which will be held virtually on Thursday, June 11, 2026, at 10:00 am PDT.

ISS and Glass Lewis are two leading independent proxy advisory firms that, among other services, provide voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Galiano Gold Inc.'s Annual General and Special Meeting of Shareholders

The Meeting will be held online at https://meetnow.global/M6UMQK9 for the following purposes:

  To fix the number of directors to be elected at eight;
  To elect directors of the Company for the ensuing year;
  To re-appoint the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;
  To approve the Company's Omnibus Equity Incentive Plan; and
  To authorize and approve a non‐binding advisory resolution accepting the Company's approach to executive compensation.

Galiano shareholders are encouraged to read the meeting materials in detail and cast their votes prior to the proxy voting deadline. Copies of the meeting materials are available under Galiano's profile on SEDAR+ at www.sedarplus.com and under the "Investors" section on Galiano's website at https://galianogold.com/investors/annual-meeting/default.aspx.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors UNANIMOUSLY recommends that shareholders vote FOR all proposed resolutions that will be considered at the Meeting.

The proxy voting deadline is at 10:00 a.m., Pacific Time, on Tuesday, June 9, 2026.

How to vote

Galiano shareholders can vote their shares using the following methods:

Voting for Registered Shareholders (shares represented by a physical certificate or DRS Statement)

  Internet - Go to www.investorvote.com, enter your 15-digit control number found on your form of proxy and vote your shares.
  Telephone - Call 1-866-732-8683, enter your 15-digit control number and follow the interactive voice control instructions to vote your shares.

Voting for Non-Registered/Beneficial Shareholders (shares held with a broker, bank or other intermediary)

  Internet - Go to www.proxyvote.com, enter your 16-digit control number found on your voting instruction form ("VIF") and vote your shares.
  Telephone - Call the toll-free number listed on the VIF, enter your 16-digit control number and follow the interactive voice control instructions to vote your shares.

Shareholder Questions

Galiano's shareholders who have questions about the Meeting or the Meeting resolutions can contact the Company's strategic shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone toll-free at 1-877-452-7184 in North America or 1-416-304-0211 for international calls or by e-mail at assistance@laurelhill.com.

Contact Information

Darshan Sundher

Toll-Free (N. America): 1-855-246-7341
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.